Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Urban Outfitters, Inc., a Pennsylvania corporation

2.	Inter-Urban, Inc., a Delaware corporation

3.	UO Fenwick, Inc., a Delaware corporation

4.	U.O.D., Inc., a Delaware corporation

5.	Anthropologie, Inc., a Pennsylvania corporation

6.	Urban Outfitters Wholesale, Inc., a Pennsylvania corporation

7.	Urban Outfitters (UK) Limited, a United Kingdom corporation

8.	Urban Outfitters Canada, Inc., a Canadian corporation

9.	Urban Outfitters Ireland Limited, an Irish corporation

10.	Urban Outfitters West LLC, a California limited liability company

11.	Urban Outfitters Direct LLC, a Pennsylvania limited liability company

12.	Anthropologie Direct LLC, a Pennsylvania limited liability company

13.	U.O.D. Secondary, Inc., a Delaware corporation

14.	UOGC, Inc., a Florida corporation

15.	Urban Outfitters (Delaware), Inc., a Delaware corporation

16.	Anthropologie (Delaware), Inc., a Delaware corporation